**Mail Stop 4561**
**Via fax: 402-778-2567**

April 24, 2009

Philip G. Heasley
Chief Executive Officer
120 Broadway
Suite 2250
New York, NY 10271

      **Re:    ACI Worldwide, Inc.**
               **Form 10-K for the Year Ended December 31, 2008**
               **Filed on March 4, 2009**
               **File No. 000-25346**

Dear Mr. Heasley:

      We have reviewed the above-referenced filing and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Year Ended December 31, 2008
General

1.     We note the disclosure on pages 3 and 91 in your Form 10-K that you operate in the Middle East and Africa, which are regions that include Iran, Syria, and Sudan.

In addition, we are aware of a May 2005 news report that you licensed ACI Smart Chip Manager to Network International, the leading credit card and payment service provider in the Middle East and a wholly owned subsidiary of the Emirates Bank Group, a financial institution with a representative office in Iran. Iran, Sudan, and Syria are identified by the State Department as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. We note that your Form 10-K does not include disclosure regarding contacts with Iran, Sudan, or Syria. Please describe to us the nature and extent of any past, current, and anticipated contacts with the referenced countries, whether through subsidiaries, joint ventures, licensees, or other direct or indirect arrangements. Your response should describe any products, technology, or services you have provided to the referenced countries, directly or indirectly, and any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities controlled by those governments.

Item 7.  Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 26

2.      We note from the disclosures in your September 30, 2008 Form 10-Q/A that the Company is maturing many of your retail payment engines including BASE24, TRANS24-eft, ON/2, OpeN/2 and ASx and your strategy is to migrate your customers to the next-generation BASE 24-eps solutions as you "discontinue standard support" for these products. We further note your disclosures on page 20 of the December 31, 2008 Form 10-K where you indicate that the Company's announcement related to the "maturity of certain retail payment engines may result in customer decisions not to purchase or otherwise invest in these engines, related products and/or services." Considering the majority of the Company's revenues are generated from the BASE24 product line and considering the risks associated with transitioning your customers to the BASE24eps product line, please tell us how you considered including a discussion of these changes in the Overview section of MD&A and their potential impact on the Company's liquidity, capital resources or results of operations. To the extent that past performance may not be indicative of future performance due to the maturity of these retail payment engines and the migration of customers to the next generation product line, tell us how you considered Section III.B.3 of SEC Release No. 33-8350 in determining whether a qualitative and quantitative discussion of these known trends and uncertainties facing the Company is required under Item 303 of Regulation S-K.

3.      Similarly, we note your discussion regarding the IBM Outsourcing Agreement. In a Form 8-K filed on March 18, 2008, you indicated that "[t]he seven-year agreement is estimated to deliver operating cost savings for ACI of $25 million to

$30 million over the course of the contract, providing the company with advanced technology and enhanced service capabilities." You further indicated that this agreement is "expected to be cash-positive for ACI primarily due to a decrease in capital expenditures." Tell us your consideration to include a discussion of the potential impact of this Agreement in the Overview section of MD&A. Also, to the extent that actual savings anticipated by this arrangement are not achieved as expected or are achieved in periods other than expected, tell us your consideration to include discussion in MD&A of the reasons for such outcome and the likely effects on future operating results and liquidity.

Item 9A. Controls and Procedures, page 55

Report of Independent Registered Public Accounting Firm, page 57

4.      Please revise to properly evidence the signature of the independent public accounting firm that issued its report on internal controls over financial reporting. Please refer to Rule 302 of Regulation S-T.

Part III

Item 11. (Incorporated by Reference from Definitive Proxy Statement filed April 21, 2009)

Compensation Discussion and Analysis, page 17

General

5.      We note the disclosure of where the Compensation Committee targets the various components of compensation vis-à-vis the Peer Group but do not see any discussion of how the actual compensation paid in 2008 fared vis-à-vis these targeted levels.

Long-Term Incentive Compensation, page 22

6.      Please discuss why the Committee elected not to grant performance shares as part of the 2008 LTIP but rather determined to give senior management the right to choose the form of LTIP award between stock options and restricted stock.

Peer Group, page 26

7.      We note that you use a peer group of companies for benchmarking your executive compensation pay and practices. Please tell us whether you considered the performance of these peer group companies when deciding to include them in the peer group, and if so, how your performance compared to theirs.

2009 Compensation Update, page 37

CEO Compensation, page 37

8.      In your discussion of the elements of your executive compensation practices on page 19, you indicate that you do not take performance into account for the purpose of determining the base salary of your executive officers. In your 2009 Compensation Update, however, you state that your board of directors increased Mr. Heasley's base salary from $550,000 to $575,000 due in part to the board's evaluation of Mr. Heasley's performance. Please tell us whether you consider an executive officer's performance for purposes of establishing their base salary. See Item 402(b)(2)(vii) of Regulation S-K. In addition, to the extent you do consider an executive officer's performance, please tell us the specific items of individual performance considered.

Item 13. (Incorporated by Reference from Definitive Proxy Statement filed April 21, 2009)

Certain Relationships and Related Transactions, page 51

Review and Approval of Related Person Transactions, page 51

9.      You state that "[p]ursuant to its charter, [your] Audit Committee is authorized to review and approve all transactions with related persons." For future filings, please include a description of the material features of the policies and procedures used by your Audit Committee for the review and approval of such transactions. See Item 404(b) of Regulation S-K.

Note 1.  Summary of Significant Accounting Policies

Revenue Recognition, page 69

10.     We note from your response letter dated October 9, 2007 (comment 7) that for certain arrangements, which do not include stated renewal rates, the Company determines VSOE of fair value for PCS based on a "consistent pricing of PCS renewal as a percentage of the software license fee" pursuant to TPA 5100.55. Please explain further what you mean by "consistent pricing" and tell us how you are able to reasonably establish VSOE of fair value for PCS pursuant to paragraph 10 of SOP 97-2.

11.     We also note that the Company provides various professional services such as project management, software implementation, and software modification. In your response letter dated October 9, 2007 (comment 10) you indicated that VSOE of fair value for other services is established by reference to the rate

charged when sold separately. Please describe the arrangements in which you separately sell software implementation and software modification services. Further, tell us if the rates for such services vary from customer to customer and if so, tell us how you are able to reasonably establish VSOE of fair value for such services pursuant to paragraph 10 of SOP 97-2.

Goodwill and Other Intangibles, page 73

12.    We note that as a result of the change in the Company's fiscal year, management decided to change your goodwill impairment testing date to October 1[st] versus the end of your new fiscal year (December 31[st]).  Please explain further how the Company determined that the new impairment testing date is preferable.  We refer you to paragraph 17 of SFAS 154.  Also, tell us how you considered the requirements of Item 601(b)(18) of Regulation S-K to file a preferability letter with regards to this change in the application of accounting principles.

Note 5. Software and Other Intangible Assets, page 85

13.    We note that at December 31, 2008 the net book value of the Company's software totaled $29.4 million, which was net of $33 million of accumulated depreciation. Accordingly, it appears that the gross capitalized software costs totaled approximately $62.4 million at December 31, 2008.  Please confirm and tell us how this compares to the $99.3 million of gross software and $70.5 million of accumulated amortization at September 30, 2008.  In this regard, tell us whether you wrote-off certain costs during the fourth quarter of fiscal 2008.  If so, please explain what costs were written off and why and tell us how you considered including a discussion of these write-offs in your financial statement footnotes and MD&A.

Note 6. Debt, page 86

14.    We note that the Company's revolving credit facility contains certain affirmative and negative covenants including certain financial measurement.  Please explain further the financial measurements and tell us how your consideration to include a discussion of such covenants in the filing. Please tell us whether you were in compliance with such covenants as of December 31, 2008 and tell us how you considered disclosing such information in your financial statement footnotes.

Note 8.  Fair Value of Financial Instruments, page 87

15.    We note that the Company adopted SFAS 157 on January 1, 2008 that you consider highly liquid investments with original maturities of three months or less to be cash equivalents.  If material, tell us how you considered providing disclosures pursuant to the requirements of paragraphs 32 to 35 of SFAS 157

related to your cash equivalent investments. In addition, please tell us and in the future revise to disclose the composition of your cash and cash equivalents and the amounts held in each type of instrument.

Note 13. Stock-Based Compensation Plans

16.     We note that during the three months ended December 31, 2007 and 2008, the Company determined that the performance goals for the LTIP Performance Shares granted in fiscal 2005/2006 and 2007, respectively were improbable of achievement and therefore, you reversed previously accrued compensation costs related to such awards.  Tell us the amount of compensation cost that was reversed in each period.  Also, tell us what changed during these periods, which lead management to conclude the performance goals were improbable of achievement when in prior quarters the Company assumed a 110% and 100% attainment levels.

Note 15.  Income Tax, page 100

17.     We note from your disclosures on page 103 that one significant foreign subsidiary is the subject of a tax examination.  In the September 30, 2007 Form 10-K you indicated that two significant foreign subsidiaries were the subject of tax examinations.  Tell us the outcome of the one examination and tell us what impact, if any, such outcome had on the Company's financial condition and results of operations.  In this regard, it appears that the amount of deferred tax assets applicable to foreign net operating loss carryforwards and capital loss carryforwards as well as the valuation allowance at September 30, 2007 (as reported in the 2008 Form 10-K) have changed from that which was previously reported in the September 30, 2007 Form 10-K.  Tell us whether these adjustments resulted from the outcome of your foreign tax examination and tell us how you considered including a discussion of this change in your footnote disclosures.  In addition, explain further the issues pending in the remaining open tax examinations; tell us the current status of such examinations and tell us what impact an adverse ruling could potentially have on the Company's financial condition and results of operations.

Note 18.  International Business Machines Corporation Alliance, page 107

18.     We note from your disclosures on page 107 that an independent third party appraiser determined the fair value of the warrants granted in the IBM Alliance.  Please describe the nature and extent of the third party appraiser's involvement in the determination of the fair value of the warrants and tell us how you considered the guidance in Rule 436(b) of Regulation C regarding the reference to this specialist.  Please see Question 141.02 of our Compliance and Disclosure Interpretations related to Exchange Act Form 8-K at

http://www.sec.gov/divisions/corpfin/guidance/8-kinterp.htm for guidance.  In this regard, we note that you appear to have current registration statements that incorporate by reference your Form 10-K.

Part IV

Item 15. Exhibits, Financial Statement Schedules

Exhibit Index, page 59

19.     We note your disclosure in MD&A on page 29 regarding your entry into Amendment No. 1 to the Alliance Agreement with International Business Machines on March 17, 2008.  We have been unable to locate this amendment in your exhibit index.  Please advise.

20.     It appears that you have not filed the schedules and exhibits to the Alliance Agreement and the Services Agreement with International Business Machines.  Please file these agreements in their entirety.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response.  Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T.  If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review.  Please furnish a cover letter that keys your response to our comments and provides any requested information.  Detailed cover letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

•   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact the undersigned at (202) 551-3499 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Ryan Houseal, Staff Attorney, at (202) 551-3105 or Barbara Jacobs, Assistant Director at (202) 551-3730.

Sincerely,


Kathleen Collins
Accounting Branch Chief